KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Our Ref : KLK/SE

9 May 2008

[redacted]

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
04/04/2008	Proposed Issue Of Up To United States Dollars 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An Over-Allotment Option To Increase The Issue By United States Dollars 100 Million ("Proposed Exchangeable Bonds Issue")
07/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
08/04/2008	Proposed Issue Of Up To United States Dollars 300 Million Nominal Value Of 5-Year Unsecured Guaranteed Exchangeable Bonds By KLK Capital Resources (L) Ltd, A Wholly-Owned Subsidiary Of KLK Incorporated In The Federal Territory Of Labuan, With An Over-Allotment Option To Increase The Issue By United States Dollars 100 Million ("Proposed Exchangeable Bonds Issue")
17/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
17/04/2008	Kuala Lumpur Kepong Berhad ("KLK") (A) (I) Kuala Lumpur High Court Suit D2-22-1033-2066 ("2nd GGSB Suit") (II) Federal Court Civil Appeal No. 02-16-2007(W) by KLK/Ablington Holdings Sdn Bhd ("AHSB") and Federal Court Civil Appeal No. 02-17-2007(W) by Ambank (M) Berhad ("Ambank") (collectively referred to as the "Civil Suits") (B) Conditional Take-Over Offer By AHSB To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF") Not Already Owned By AHSB And The Persons Acting In Concert With It

dw 5/21

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

18/04/2008 21/04/2008 22/04/2008 23/04/2008 24/04/2008 25/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It
25/04/2008	Kuala Lumpur Kepong Berhad ("KLK") (A) (I) Kuala Lumpur High Court Suit D2-22-1033-2066 (II) Federal Court Civil Appeal No. 02-16-2007(W) by KLK/Ablington Holdings Sdn Bhd ("AHSB") and Federal Court Civil Appeal No. 02-17-2007(W) by Ambank (M) Berhad ("Ambank") (collectively referred to as the "Civil Suits") (B) Conditional Take-Over Offer By AHSB To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF") Not Already Owned By AHSB And The Persons Acting In Concert With It
28/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
28/04/2008	Kuala Lumpur Kepong Berhad ("KLK") Take-over Offer by Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It ("Offer")
29/04/2008 30/04/2008	Conditional Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
02/05/2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings
02/05/2008	Kuala Lumpur Kepong Berhad ("KLK" or "The Company") Proposed Disposal of 60% Of The Equity Interest In KL-Kepong Cocoa Products Sdn Bhd ("KLKCP")
05/05/2008	Take-Over Offer By Ablington Holdings Sdn Bhd ("AHSB") To Acquire The Remaining Voting Shares In Ladang Perbadanan-Fima Berhad ("LPF"), Not Already Owned By AHSB And The Persons Acting In Concert With It - Disclosure Of Dealings

	CHANGE IN BOARDROOM
17/04/2008	R. M. Alias
17/04/2008	Dato' Seri Lee Oi Hian

	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
09/04/2008	Employees Provident Fund Board
11/04/2008	Employees Provident Fund Board
15/04/2008	Employees Provident Fund Board

17/04/2008	Employees Provident Fund Board
21/04/2008	Employees Provident Fund Board
22/04/2008	Employees Provident Fund Board
24/04/2008	Employees Provident Fund Board
28/04/2008	Employees Provident Fund Board
30/04/2008	Employees Provident Fund Board
02/05/2008	Employees Provident Fund Board
05/05/2008	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2008\April 2008

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ECM LIBRA INVESTMENT BANK on 04/04/2008 06:27:10 PM

Reference No ML-080403-66708

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	SHAHIN JAMMAL / TAN TAI KIM
Designation *	HEAD, CAPITAL MARKETS / DIRECTOR

Type *	● Announcement ○ Reply to query
Subject :*	KUALA LUMPUR KEPONG BERHAD ("KLK")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY UNITED STATES DOLLARS 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Announcement Details :-

(This field is for the details of the announcement, if applicable)

We refer to the announcements dated 26 February 2008 and 18 March 2008 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad *(formerly known as ECM Libra Avenue Securities Berhad)* ("**ECM Libra**"), on behalf of KLK, wishes to announce the following:

(i) The shareholders have approved the ordinary resolution which was tabled at the extraordinary general meeting held on 4 April 2008.

(ii) Pursuant to Section 212(5) of the Capital Markets & Services Act 2007, the Securities Commission ("**SC**") has via its letter dated 3 April 2008, approved the following:

(a) The issuance of such number of new ordinary shares of RM1.00 each in KLK ("**KLK Shares**") pursuant to the Proposed Exchangeable Bonds Issue; and

(b) Listing of and quotation for such number of new KLK Shares to be issued

pursuant to the exchange of the Exchangeable Bonds on the Main Board of Bursa Malaysia Securities Berhad.

The approval of the SC(Equity Compliance Unit) was also obtained under the Foreign Investment Committee's Guidelines for the Acquisition of Interests, Mergers and Take-overs by Local and Foreign Interests.

The approvals of the SC and the SC(Equity Compliance Unit) are subject to the following conditions:

(a) Assuming KLK issues up to USD400 million* Exchangeable Bonds at an exchange price of RM23.90 per new KLK share, KLK should increase its Bumiputera equity by 17,700,000 new KLK Shares within 2 years after the date of implementation of the Proposed Exchangeable Bonds Issue; and

(b) ECM Libra/KLK should inform the SC upon completion of the Proposed Exchangeable Bonds Issue.

Note:

* *Based on exchange rate of USD1 : RM 3.2161*

(iii) Bank Negara Malaysia has via its letter dated 4 April 2008, given its approval for KLK Capital Resources (L) Ltd to on-lend the proceeds from the Proposed Exchangeable Bonds Issue to KLK.

The approval from the Labuan Offshore Financial Services Authority is still pending as at the date of this announcement.

This announcement is dated 4 April 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

SEC, US

RECEIVED

2008 MAY 20 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **07/04/2008 10:10:40 AM** - **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **07/04/2008 11:26:32 AM**
Reference No **KLK-080407-BF6D7**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 7 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of KLK by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Share Dealings 7 Apr 08.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD
(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

7 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

No. of pages : 6
(including this page)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that the following persons have dealt in the shares of KLK, directly or indirectly, during the period from 24 July 2006 (being the date the interim injunction was served which, among others, restrained AHSB from making the Offer) to 1 April 2008:

(a) by persons connected with Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian, both Directors of KLK (amended disclosure of Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian from previous announcement Ref No. KLK-080403-16517 made on 3 April 2008); and

(b) by a person connected to Lim Peng Hong, senior management of KLK.

Their notifications are attached herewith.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BEST AVAILABLE COPY

LJC/ska/LPF/ Disclosure of dealings VI

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

This is an amended disclosure made in replacement of the earlier disclosure which I have made on 2 April, 2008.

[Please tick (✓) in the appropriate box]

(A) [√] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

(i) Name of Beneficiary: Puan Sri Datin Seri Leong Wan Chin
Relationship to Director: Mother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought/ (sold)	Average Price (RM)
9/10/2006	KLK	Sell	(10,000)	11.00
12/10/2006	KLK	Sell	(10,000)	11.30

(ii) Name of Beneficiary: Wan Hin Investments Sdn Berhad
Relationship to Director: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought/ (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50

28/12/2007	KLK	Sell	(250,000)	17.16
31/12/2007	KLK	Sell	(150,000)	17.45
2/1/2008	KLK	Sell	(81,300)	17.56
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
7/1/2008	KLK	Sell	(282,700)	18.58
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50
22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(iii) Name of Beneficiary: Dato' Lee Soon Hian
Relationship to Director: Brother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought/ (sold)	Average Price (RM)
10/3/2008	KLK	Buy	80,000	14.88
21/3/2008	KLK	Sell	(20,000)	15.55
24/3/2008	KLK	Sell	(20,000)	16.00
25/3/2008	KLK	Sell	(25,000)	16.66
26/3/2008	KLK	Sell	(5,200)	17.10

(iv) Name of Beneficiary: Mdm Lee Oi Loon
Relationship to Director: Sister

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought/ (sold)	Average Price (RM)
28/9/2006	KLK	Sell	(51,000)	10.90

(B) ☐ I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons.

.... 4 April, 2008
[Signature] ....
[Date]

....
[Dato' Sri Lee Oi Hian]

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

This is an amended disclosure made in replacement of the earlier disclosure which I have made on 2 April, 2008.

[Please tick (✓) in the appropriate box]

(A) [√] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons are as follows:-

(please use separate sheet if the space is insufficient or request for a soft copy):

(i) Name of Beneficiary: Puan Sri Datin Seri Leong Wan Chin
Relationship to Director: Mother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
9/10/2006	KLK	Sell	(10,000)	11.00
12/10/2006	KLK	Sell	(10,000)	11.30

(ii) Name of Beneficiary: Wan Hin Investments Sdn Berhad
Relationship to Director: Associate

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
26/3/2007	KLK	Sell	(3,200)	12.30
26/3/2007	KLK	Sell	(996,800)	12.27
12/4/2007	KLK	Sell	(300,000)	12.80
16/4/2007	KLK	Sell	(100,000)	13.30
17/4/2007	KLK	Sell	(100,000)	13.40
19/4/2007	KLK	Sell	(100,000)	13.40
20/4/2007	KLK	Sell	(200,000)	13.47
6/6/2007	KLK	Sell	(300,000)	13.90
16/10/2007	KLK	Sell	(100,000)	14.70
27/11/2007	KLK	Sell	(150,000)	16.10
28/11/2007	KLK	Sell	(150,000)	16.20
6/12/2007	KLK	Sell	(50,000)	16.50
28/12/2007	KLK	Sell	(250,000)	17.16

31/12/2007	KLK	Sell	(150,000)	17.45
2/1/2008	KLK	Sell	(81,300)	17.56
3/1/2008	KLK	Sell	(250,000)	17.75
4/1/2008	KLK	Sell	(450,000)	18.13
7/1/2008	KLK	Sell	(282,700)	18.58
8/1/2008	KLK	Sell	(50,100)	18.60
9/1/2008	KLK	Sell	(200,000)	18.70
14/1/2008	KLK	Sell	(113,200)	18.29
15/1/2008	KLK	Sell	(50,000)	18.50
22/2/2008	KLK	Sell	(300,000)	18.50
25/2/2008	KLK	Sell	(200,000)	18.68
26/2/2008	KLK	Sell	(102,200)	18.71

(iii) Name of Beneficiary: Dato' Lee Soon Hian
Relationship to Director: Brother

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
10/3/2008	KLK	Buy	80,000	14.88
21/3/2008	KLK	Sell	(20,000)	15.55
24/3/2008	KLK	Sell	(20,000)	16.00
25/3/2008	KLK	Sell	(25,000)	16.66
26/3/2008	KLK	Sell	(5,200)	17.10

(iv) Name of Beneficiary: Mdm Lee Oi Loon
Relationship to Director: Sister

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
28/9/2006	KLK	Sell	(51,000)	10.90

(B) ☐ I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my parents, spouse, children, brothers, sisters, and spouses of my children, brothers, sisters and my other connected persons.

....
[Signature]

4 April, 2008
....
[Date]

....
[Dato' Lee Hau Hian]

PROFORMA I

To: Company Secretary
Kuala Lumpur Kepong Berhad
(Fax No. 05-253 5018)

DISCLOSURE OF SHARE DEALINGS IN KLK AND LPF FROM 24 JULY 2006 TO 1 APRIL 2008

[Please tick (✓) in the appropriate box]

(A) [✓] I confirm the transactions in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my spouse, parents, children, brothers, sisters, and spouses of my children, brothers and sisters are as follows *(please use separate sheet if the space is insufficient or request for a soft copy):*

(i) Name of Beneficiary: LEE OI LOON
Relationship to Executive MY WIFE

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)
28/9/06	KLK	51 000 →		10.90

(ii) Name of Beneficiary: ....
Relationship to Executive ....

Date	Counter (KLK/LPF)	Buy or Sell	No. of Shares bought / (sold)	Average Price (RM)

(B) [ ] I confirm that there is no transaction in KLK and LPF shares from 24 July 2006 to 1 April 2008 made by me, my spouse, parents, children, brothers, sisters, and spouses of my children, brothers and sisters.

[signature]
[Signature]

3/4/08
[Date]

LIM PENG HONG
[Name of Signatory]

6

SEC, 48

BURSA MALAYSIA

Form Version V3.0

General Announcement

Submitted by MB_ECM LIBRA INVESTMENT BANK on 08/04/2008 06:21:37 PM
Reference No ML-080408-62856

Submitting Investment Bank/Advisor (if applicable)	ECM LIBRA INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
Company name *	KUALA LUMPUR KEPONG BERHAD
Stock name *	KLK
Stock code *	2445
Contact person *	TAN TAI KIM / EVELYN ONG
Designation *	DIRECTOR / SENIOR ASSOCIATE

Type *	● Announcement ○ Reply to query
Subject :*	KUALA LUMPUR KEPONG BERHAD ("KLK")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*
(This field is to be used for the summary of the announcement)
PROPOSED ISSUE OF UP TO UNITED STATES DOLLARS 300 MILLION NOMINAL VALUE OF 5-YEAR UNSECURED GUARANTEED EXCHANGEABLE BONDS BY KLK CAPITAL RESOURCES (L) LTD, A WHOLLY-OWNED SUBSIDIARY OF KLK INCORPORATED IN THE FEDERAL TERRITORY OF LABUAN, WITH AN OVER-ALLOTMENT OPTION TO INCREASE THE ISSUE BY UNITED STATES DOLLARS 100 MILLION ("PROPOSED EXCHANGEABLE BONDS ISSUE")

Announcement Details :-
(This field is for the details of the announcement, if applicable)
We refer to the announcements dated 26 February 2008, 18 March 2008 and 4 April 2008 in relation to the Proposed Exchangeable Bonds Issue.

ECM Libra Investment Bank Berhad *(formerly known as ECM Libra Avenue Securities Berhad)* , on behalf of KLK, wishes to announce that the Labuan Offshore Financial Services Authority (**"LOFSA"**) via its letter dated 7 April 2008 stated that the requisite ministerial exemptions sought from the Ministry of Finance and approvals from LOFSA under the Offshore Companies Act, 1990 for the Proposed Exchangeable Bonds Issue have been granted.

This announcement is dated 8 April 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Attachment(s):- (please attach the attachments here)

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/04/2008 08:05:57 AM**
Submitted by **KUALA LUMPUR KEPONG** on **17/04/2008 11:33:31 AM**
Reference No **KLK-080417-08B7C**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 17 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (17 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

17 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
16 April 2008	LPF	Buy	390,400	4.06

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957-

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BEST AVAILABLE COPY

LJC/ska/LPF/ Disclosure of share

RECEIVED
2008 MAY 20 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BURSA MALAYSIA

General Announcement

Initiated by MB_CIMB on 17/04/2008 03:56:14 PM
Submitted by MB_CIMB on 17/04/2008 06:01:38 PM
Reference No MM-080417-57374
Form Version V3 0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	LOW ENG KIAT
*** Designation**	DIRECTOR
*** Contact number**	03-2084 8699
E-mail address	engkiat.low@cimb.com

Type *	Announcement
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK") (A) (I) KUALA LUMPUR HIGH COURT SUIT D2-22-1033-2006 ("2ND GGSB SUIT") (II) FEDERAL COURT CIVIL APPEAL NO. 02-16-2007(W) BY KLK/ABLINGTON HOLDINGS SDN BHD ("AHSB") AND FEDERAL COURT CIVIL APPEAL NO. 02-17-2007(W) BY AMBANK (M) BERHAD ("AMBANK") (COLLECTIVELY REFERRED TO AS THE "CIVIL SUITS"); (B) CONDITIONAL TAKE-OVER OFFER BY AHSB TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to our announcement on 27 March 2008 in relation to the Settlement Agreement entered into between KLK, AHSB, AmBank and Glamour Green Sdn Bhd to settle out-of-court the Civil Suits ("2nd Settlement Agreement").

Pursuant to the 2nd Settlement Agreement, the parties to the 2nd Settlement Agreement submitted applications to the Kuala Lumpur High Court ("High Court") and the Federal Court respectively, for variation orders to allow the transactions contemplated under the 2nd Settlement Agreement to take place ("Proposed Settlement"). However, prior to this,

AmBank. AmSec Nominees (Tempatan) Sdn Bhd, KLK and AHSB also submitted applications to the High Court to strike out the 2nd GGSB Suit. which said applications were allowed on 11 April 2008. With the striking out of the 2nd GGSB Suit, there is no longer any injunction order in place and therefore, there is no need to obtain a variation order from the High Court for the Proposed Settlement.

The variation order from the Federal Court was obtained by consent today. As such, the conditions precedent to the 2nd Settlement Agreement were fully met on 17 April 2008 and the said agreement became unconditional on even date

Accordingly, we had, on behalf of AHSB, served a Supplemental Notice of Conditional Take-Over Offer ("Supplemental Notice") on the Board of Directors of LPF today.

The *Supplemental Notice is appended together with this announcement. The Supplemental Notice has also been sent to* the Securities Commission and Bursa Malaysia Securities Berhad and released to the press in accordance with the provisions of the Malaysian Code on Take-Overs and Mergers, 1998

(This announcement is dated 17 April 2008)
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Supp Notice - 170408.pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CIMB

17 April 2008

BY HAND

The Board of Directors
Ladang Perbadanan-Fima Berhad
No 10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

SUPPLEMENTAL NOTICE OF CONDITIONAL TAKE-OVER OFFER

1. INTRODUCTION

1 1 We refer to the notice of conditional mandatory offer dated 20 July 2006 ("Offer Notice") which was served to the Board of Directors of Ladang Perbadanan-Fima Berhad ("LPF"), a copy of which is attached herewith

1 2 On 24 July 2006, Glamour Green Sdn Bhd ("GGSB") was granted an ex-parte interim injunction by the Kuala Lumpur High Court ("High Court") to restrain AmBank Berhad ("AmBank"), AmSec Nominees (Tempatan) Sdn Bhd, Kuala Lumpur Kepong Berhad ("KLK") and Ablington Holdings Sdn Bhd ("AHSB" or "Offeror") from:

(i) acting on or carrying into execution the purchase undertaking dated 30 November 2004 given by KLK to AmBank in relation to 35,000,000 ordinary shares of RM1 00 each in LPF ("LPF Shares");

(ii) completing the acquisition by AHSB of the 35,000,000 LPF Shares for a cash consideration of RM99,750,000 from AmBank; and

(iii) selling, parting with, disposing, assigning or in any manner howsoever dealing with the 35,000,000 LPF Shares

Further, KLK and AHSB were also restrained from proceeding with the Offer Notice

1 3 Meanwhile, KLK/AHSB and AmBank had filed separate motions for leave to appeal to the Federal Court against the whole of the decision of the Court of Appeal on 19 May 2006 On 25 April 2007, KLK/AHSB and AmBank were given leave to appeal to the Federal Court and interim injunctions were granted by the Federal Court, restraining the redemption of and any dealings with the 35,000,000 LPF Shares.

1 4 Since then, AHSB, KLK, GGSB and Ambank have entered into a conditional settlement agreement ("Settlement Agreement") on 27 March 2008 to resolve their disputes

1 5 Under the Settlement Agreement, the parties agreed to the following:

(i) GGSB shall sell its 36,524,000 LPF Shares constituting 31 95% of the total issued and paid-up capital of LPF ("GGSB LPF Shares") to AHSB, for a total cash consideration of RM153,400,800 or RM4.20 per GGSB LPF Share; and

(ii) inter-conditional with transaction (i) above, GGSB shall proceed and complete the redemption of the GGSB LPF Shares from AmBank.

1.6 The Settlement Agreement is conditional on the following:

(i) approval (if required) for the direct business transaction in respect of the sale by GGSB and the purchase by AHSB of the GGSB LPF Shares; and

(ii) variation orders from the High Court and the Federal Court permitting the transactions under the Settlement Agreement to take place.

The conditions precedent to the Settlement Agreement were fully met on 17 April 2008 and the Settlement Agreement became unconditional on even date

1 7 As at 16 April 2008 (prior to the Settlement Agreement becoming unconditional on 17 April 2008), AHSB and KLK hold 17,600,000 and 1,219,100 LPF Shares representing 15 40% and 1 07% equity interest in LPF respectively. Upon completion of the acquisition of the GGSB LPF Shares, which will be effected as a direct business transaction in accordance with the rules and regulations of Bursa Malaysia Securities Berhad (**"Bursa Securities"**), the shareholdings of AHSB and the persons acting in concert with it (**"PAC"**) in LPF will increase to 55,343,100 LPF Shares, representing 48 42% equity interest in LPF as at 16 April 2008.

1 8 As such, AHSB will now continue to observe its obligations under Section 33B(2) of the Securities Commission Act, 1993 and Part II of the Malaysian Code on Take-Overs and Mergers, 1998 (**"Code"**) and continue the process to extend a conditional mandatory offer for the remaining LPF Shares not held by AHSB and the PAC (**"Offer Shares"**) after the acquisition of the GGSB LPF Shares (**"Offer"**)

1 9 Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Reference to persons shall include corporations

Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted

Any reference to a time of day shall be a reference to Malaysian Standard Time, unless otherwise stated.

2. TERMS AND CONDITIONS OF THE OFFER

Save as disclosed below, the principal terms and conditions of the Offer remain the same as those set out in the Offer Notice:

2.1 Consideration

The consideration for the Offer Shares shall be revised to RM4 20 per Offer Share.

Notwithstanding this, if LPF declares any dividend and/or other distributions before the closing date of the Offer, and shareholders are entitled to retain such dividend and/or other distributions, the consideration for each Offer Share payable to a shareholder who accepts the Offer, shall be reduced by the quantum of the net dividend and/or other distributions per Offer Share that such accepting shareholder is entitled to retain

2.2 Date of Offer

Subject to the approval of the Securities Commission ("SC") (under the Foreign Investment Committee's Guideline on Acquisition of Interests, Mergers and Take-Overs by Local and Foreign Interests) for the Offer and barring unforeseen circumstances and unless otherwise directed by the SC to defer in so doing or permission is granted by the SC for deferment, the Offer will be made and the Offer Document will be dispatched no later than 21 days from the date hereof The Offer Document will be dispatched to the Board of Directors of LPF and to the holders of the Offer Shares ("Holders") whose names appear in the Record of Depositors/ Register of Members of LPF as at the latest practicable date within the stipulated period above

3. PAC

The Offeror wishes to state that there have not been any changes to the PAC under the Offer, from the date of the Offer Notice until this Supplemental Notice The PAC in relation to the Offer and their shareholdings in LPF are set out below:

	<----Direct #---->		<----Indirect #---->	
	No. of LPF Shares held	%	No. of LPF Shares held	%
AHSB	54,124,000^	47.35	-	-
KL-Kepong Equity Holdings Sdn Bhd	-	-	54,124,000*1	47 35
KLK	1,219,100	1 07	54,124,000*2	47 35
Batu Kawan Berhad	-	-	55,343,100*3	48 42
Arusha Enterprise Sdn Bhd	-	-	55,343,100*4	48 42
Wan Hin Investments Sdn Bhd	-	-	55,343,100*5	48.42
Di-Yi Sdn Bhd	-	-	55,343,100*6	48 42
High Quest Holdings Sdn Bhd	-	-	55,343,100*6	48.42
Dato' Seri Lee Oi Hian	-	-	55,343,100*7	48 42
Dato' Lee Hau Hian	-	-	55,343,100*8	48 42
Congleton Holdings Sdn Bhd*9	-	-	-	-
Cengal Emas Sdn Bhd*10	-	-	-	-

Notes:

#	*As at 16 April 2008, being the latest practicable date prior to the despatch of this Supplemental Notice*
^	*After taking into consideration the completion of the Settlement Agreement*
*1	*Deemed interested through its shareholdings in AHSB*
*2	*Deemed interested through its shareholdings in KL-Kepong Equity Holdings Sdn Bhd*
*3	*Deemed interested through its shareholdings in KLK*
*4	*Deemed interested through its shareholdings in Batu Kawan Berhad*
*5	*Deemed interested through its shareholdings in Arusha Enterprise Sdn Bhd*
*6	*Deemed interested through its shareholdings in Wan Hin Investments Sdn Bhd*
*7	*Deemed interested through his shareholdings in Di-Yi Sdn Bhd*
*8	*Deemed interested through his shareholdings in High Quest Holdings Sdn Bhd*
*9	*Congleton Holdings Sdn Bhd is a shareholder of Arusha Enterprise Sdn Bhd and Batu Kawan Berhad Dato' Seri Lee Oi Hian holds more than 20% equity interest in Congleton Holdings Sdn Bhd*
*10	*Cengal Emas Sdn Bhd is a shareholder of Arusha Enterprise Sdn Bhd and Batu Kawan Berhad Dato' Lee Hau Hian holds more than 20% equity interest in Cengal Emas Sdn Bhd*

4. LISTING STATUS OF LPF

The Offeror wishes to draw to your attention that, based on the announcements made by LPF up to the date of this Supplemental Notice, LPF currently does not meet the public shareholding spread requirement of Bursa Securities but has been granted approval by Bursa Securities to comply with the said requirement by 14 May 2008 LPF had further applied to Bursa Securities to grant the company a further extension of time of 6 months to 30 September 2008 to comply with the public shareholding spread requirement of Bursa Securities Decision from Bursa Securities is currently pending.

In the event LPF is unable to comply with the public shareholding spread requirement of Bursa Securities (as it is currently, or as a result of acceptances received under the Offer), AHSB will **not** be taking any actions necessary to maintain the listing status of LPF As such, if LPF is suspended and/or de-listed from the Official List of Bursa Securities, the LPF Shares will no longer be traded on the Main Board of Bursa Securities.

If AHSB receives acceptances of 90% or more in nominal value of the Offer Shares (other than the LPF Shares already held by AHSB and the PACs, or by a nominee for or a related corporation of AHSB), AHSB intends to invoke Section 34 of the SCA to compulsorily acquire any remaining Offer Shares for which acceptances have not been received In such circumstances, the listing status of LPF will not be maintained

5. DISCLOSURE OF INTEREST IN LPF

In accordance with Section 12(4)(c) and (d) of Part IV of the Code, the Offeror hereby confirms the following:

(i) As at the date of this Supplemental Notice, the Offeror and the PAC are deemed interested in a total of 55,343,100 LPF Shares, representing 48.42% of the issued and paid-up share capital of LPF;

(ii) As at the date of this Supplemental Notice, the Offeror and the PAC have not received any irrevocable undertakings from any of the Holders to accept the Offer;

(iii) As at the date of this Supplemental Notice, the Offeror and the PAC do not have any option to acquire any Offer Shares; and

(iv) As at the date of this Supplemental Notice, there is no existing or proposed agreement, arrangement or understanding in relation to the Offer Shares between the Offeror and/or the PAC and the Holders

6. RESPONSIBILITY STATEMENT

This Supplemental Notice has been seen and the issue of this Supplemental Notice has been approved by the Board of Directors of the Offeror, and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no false or misleading statements or other material facts, the omission of which would make any statement herein false or misleading

7. **PUBLIC RELEASE**

In accordance with the provisions of the Code, a copy of this Supplemental Notice will be forwarded to the SC and Bursa Securities for public release

We would be grateful if you could acknowledge receipt by signing and returning to us the duplicate of this Supplemental Notice

Yours faithfully
for and on behalf of **CIMB Investment Bank Berhad**

Ong Liang Heng
Director/Head
Corporate Finance

Low Eng Kiat
Director
Corporate Finance

Enclosure – Offer Notice dated 20 July 2006

c c Securities Commission
Bursa Malaysia Securities Berhad

CIMB

Commerce International Merchant Bankers Berhad
Company Number 18417-M

20 July 2006

BY FACSIMILE/HAND

The Board of Directors
Ladang Perbadanan-Fima Berhad
No 10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

NOTICE OF CONDITIONAL MANDATORY OFFER

1. INTRODUCTION

1 1 We refer to the notice of conditional mandatory offer dated 14 December 2004 ("2004 Offer")

1 2 On 19 May 2006, the Court of Appeal ("COA") overturned the decision of the High Court of Malaya which was delivered on 3 April 2006, and declared the acquisition by Ablington Holdings Sdn Bhd ("Ablington" or "Offeror") of the 35,000,000 ordinary shares of RM1 00 each in Ladang Perbadanan-Fima Berhad ("LPF") ("LPF Shares") on 14 December 2004 null and void and of no effect Consequently, the 2004 Offer is also null and void

Pursuant to the decision by the COA, Glamour Green Sdn Bhd ("GGSB") was accorded a period of time to redeem all its LPF Shares (in total 36,524,000 LPF Shares) pledged to AmBank Berhad ("Redemption Period"), failing which AmBank Berhad is allowed to take action in accordance with the loan documents between AmBank Berhad and GGSB

1 3 Upon expiry of the Redemption Period, including extensions of time thereto, GGSB did not redeem its LPF Shares pledged to AmBank Berhad

As such, on 20 July 2006, AmBank Berhad proceeded to sell 35,000,000 LPF Shares from the total pledged, to Ablington, for a total cash consideration of RM99,750,000 or RM2 85 per share The acquisition was effected as a direct business transaction in accordance with the *rules and regulations of Bursa Securities* ("Acquisition")

1 4 As at even date, Ablington holds 17,600,000 LPF Shares, representing approximately 15 4% equity interest in LPF Upon completion of the Acquisition, Ablington will hold a total of 52,600,000 LPF Shares, representing approximately 46 0% of the issued and paid-up share capital of LPF In consequence thereof, pursuant to Section 33B(2) of the Securities Commission Act 1993 ("SCA") and Part II of the Malaysian Code of Take-Overs and Mergers 1998 ("Code"), Ablington is obliged to extend a conditional mandatory offer to the other shareholders of LPF for the remaining 61,700,000 LPF Shares not already owned by Ablington

1 5 Given that Ablington and the persons deemed acting in concert with it (as hereinafter disclosed) do not hold in aggregate more than 50% of the ordinary shares in LPF, the Offer (as hereinafter defined) to be made by Ablington herein shall be conditional as to the level of acceptances from the holders of the Offer Shares ("Holders") which would result in Ablington and persons acting in concert with it holding in aggregate more than 50% of the issued and paid-up share capital of LPF

1 6 Words importing the singular shall, where applicable, include the plural and vice versa and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa Reference to persons shall include corporations

Any reference to any enactment is a reference to that enactment as for the time being amended or re-enacted

Any reference to a time of day shall be a reference to Malaysian Standard Time, unless otherwise stated

2. THE OFFER

Pursuant to Section 12 and Practice Note 2 1 of the Code, Commerce International Merchant Bankers Berhad ("CIMB") on behalf of the Offeror, hereby serves a notice to make a conditional mandatory offer ("Offer") to acquire the remaining 61,700,000 ordinary shares of RM1 00 each in LPF ("Offer Shares"), representing approximately 54 0% equity interest therein, not already owned by the Offeror as mentioned in Section 1 above ("Notice"), at the offer price of RM2 85 per Offer Share

Section 33(3) of the SCA provides that the persons set out therein are deemed to be acting in concert unless the contrary is established Notwithstanding the provisions of Section 33(3) of the SCA, the Offeror wishes to state that save for the deemed persons acting in concert ("PAC") who are listed below, there is no other person (including those who are deemed to be acting in concert pursuant to Section 33(3) of the SCA) who is acting in concert with the Offeror in relation to the Offer

	<----Direct #---->		<----Indirect #---->	
	No. of LPF Shares held	%	No. of LPF Shares held	%
Ablington	52,600,000^	46 0	-	-
KL-Kepong Equity Holdings Sdn Bhd	-	-	52,600,000*1	46 0
Kuala Lumpur Kepong Berhad ("KLK")	-	-	52,600,000*2	46 0
Batu Kawan Berhad	-	-	52,600,000*3	46 0
Arusha Enterprise Sdn Bhd	-	-	52,600,000*4	46 0
Wan Hin Investments Sdn Bhd	-	-	52,600,000*5	46 0
Di-Yi Sdn Bhd	-	-	52,600,000*6	46 0
High Quest Holdings Sdn Bhd	-	-	52,600,000*6	46 0
Dato' Seri Lee Oi Hian	-	-	52,600,000*7	46 0
Dato' Lee Hau Hian	-	-	52,600,000*8	46 0
Congleton Holdings Sdn Bhd*9	-	-	-	-
Cengal Emas Sdn Bhd*10	-	-	-	-

Notes:

\# *As at 20 July 2006, being the latest practicable date prior to the despatch of this Notice*

^ *After taking into consideration the completion of the Acquisition*

*1 *Deemed interested through its shareholdings in Ablington*

*2 *Deemed interested through its shareholdings in KL-Kepong Equity Holdings Sdn Bhd*

*3 *Deemed interested through its shareholdings in KLK*

*4 *Deemed interested through its shareholdings in Batu Kawan Berhad*

*5 *Deemed interested through its shareholdings in Arusha Enterprise Sdn Bhd*

*6 *Deemed interested through its shareholdings in Wan Hin Investments Sdn Bhd*

*7 *Deemed interested through his shareholdings in Di-Yi Sdn Bhd*

*8 *Deemed interested through his shareholdings in High Quest Holdings Sdn Bhd*

*9 *Congleton Holdings Sdn Bhd is a shareholder of Arusha Enterprise Sdn Bhd and Batu Kawan Berhad Dato' Seri Lee Oi Hian holds more than 20% equity interest in Congleton Holdings Sdn Bhd*

*10 *Cengal Emas Sdn Bhd is a shareholder of Arusha Enterprise Sdn Bhd and Batu Kawan Berhad Dato' Lee Hau Hian holds more than 20% equity interest in Cengal Emas Sdn Bhd*

Pursuant to Section 14(1) of the Securities Industries (Central Depositories) Act, 1991 ("SICDA"), Bursa Securities has prescribed the LPF Shares as securities which are required to be deposited into the Central Depository System Accordingly, all dealings in the LPF Shares have been and will be carried out in accordance with the SICDA and the Rules of Bursa Malaysia Depository Sdn Bhd ("Bursa Depository")

Holders wishing to accept the Offer, are advised to refer to the procedures for acceptances set out in a document outlining the details of the Offer together with the Form of Acceptance and Transfer ("Offer Document") to be despatched to them in due course The Offer will be made to each of the Holders in respect of all their Offer Shares

3. INFORMATION ON THE OFFEROR

Ablington was incorporated as a private company limited by shares in Malaysia under the Companies Act, 1965 on 14 April 1995 under its present name

Ablington is principally an investment holding company

The authorised share capital of Ablington is RM5,000,000 comprising 3,200,000 ordinary shares of RM1 00 each and 18,000,000 redeemable preference shares of RM0.10 each As at the date of this Notice, the issued and paid-up share capital of Ablington is RM3,800,000 comprising 2,000,000 ordinary shares of RM1 00 each and 18,000,000 redeemable preference shares of RM0 10 each

4. TERMS AND CONDITIONS OF THE OFFER

The principal terms and conditions of the Offer, unless otherwise directed, or permitted to be varied by the Securities Commission ("SC"), will be as follows:

4.1 Consideration

The Offeror shall offer on equal terms to all Holders a cash payment of RM2 85 for each Offer Share accepted under the Offer ("Offer Price") Holders may accept the Offer in respect of all or in part of their Offer Shares

Notwithstanding the provision of Section 4 4 of this Notice, in the event LPF declares any dividend prior to the close of the Offer and the Holder is entitled to retain the dividend declared, the Offer Price shall be reduced by the quantum of the net dividend so declared

4.2 **Condition of the Offer**

The Offer shall be conditional upon the Offeror having received by 5:00 p m on the First Closing Date (as defined below), or such revised or extended closing date as the Offeror may decide with the consent of the SC, valid acceptances (provided that they are not, where permitted, withdrawn) in respect of the Offer Shares, which would result in the Offeror and the PAC holding in aggregate, together with such LPF Shares that are already acquired, held or entitled to be acquired or held by the Offeror and the PAC, of more than 50% of the voting shares of LPF, failing which the Offer shall lapse

4.3 **Date of Offer**

Subject to the approval of the Foreign Investment Committee for the Offer and barring unforeseen circumstances and unless otherwise directed by the SC to defer in so doing or permission is granted by the SC for deferment, the Offer will be made and the Offer Document will be despatched not later than 21 days from the date hereof The Offer Document will be despatched to the Board of Directors of LPF and to the Holders of the Offer Shares whose names appear on the Register of Depositors/Members of LPF as at the latest practicable date within the stipulated period above

4.4 **Warranty**

The Offer Shares are to be acquired on the basis of an acceptance by a Holder (**"Accepting Holder"**) made to him in accordance with the provisions of the Offer Document and such acceptance will be deemed to constitute a warranty by him that the Offer Shares to which such acceptance relates are sold free from all claims, charges, liens, encumbrances and equities and with all rights and entitlement attached thereto from the date of the Offer Document, including the right to all dividends and distributions declared, paid or made thereafter However, if LPF declares any dividend prior to the close of the Offer and the Holder is entitled to retain the dividend declared, the Offer Price shall be reduced by the quantum of the net dividend so declared

4.5 **Duration of the Offer**

(i) Except insofar as the Offer may be withdrawn with the consent of the SC and every person released from any obligation incurred thereunder, the Offer will remain open for acceptance for at least 21 days after the date of despatch of the Offer Document (**"First Closing Date"**), unless extended or revised by the Offeror with the consent of the SC When there is a competing take-over offer made during the period as referred to above, the Offer Document sent by the Offeror shall be deemed to have been despatched on the same day the competing offer document was despatched

(ii) If the Offer is revised, it will remain open for acceptance for a period of at least 14 days from the date of despatch of written notification of the revision to the Holders

(iii) Where the Offer has become or is declared unconditional as to the acceptances of the Offer on any day **BEFORE** the 46th day from the date of despatch of the Offer Document, the Offer will remain open for acceptances for not less than 14 days from the date on which the Offer becomes and is declared unconditional, which shall, in any event, be no later than the 60th day from the date of despatch of the Offer Document

(iv) Where the Offer has become or is declared unconditional as to the acceptances of the Offer on any day AFTER the 46th day from the date of despatch of the Offer Document, the Offer will remain open for acceptances for not less than 14 days from the date in which the Offer becomes and is declared unconditional, which shall, in any event, be no later than the 74th day from the date of despatch of the Offer Document

(v) Without prejudice to Sections 4 5(i), (iii) and 4 5(iv) of this Notice, the Offeror shall give not less than 14 days' notice in writing to the Holders before closing the Offer

(vi) Subject to the SC's approval, Section 4 5(v) shall not apply where the Offer has become unconditional as to acceptances before an expiry date and the Offer Document clearly states that the Offer will be closed on a specific date

(vii) The Offeror shall not give a written notice pursuant to Section 4 5(v) of this Notice where a competing take-over offer has been announced, unless the competing take-over offer has reached its conclusion or the Holders who hold 50% or more of the voting shares of LPF have irrevocably rejected the competing take-over offer in favour of the Offer

(viii) Where the Offer has become or is declared unconditional as to acceptances and the Offeror states that the Offer shall remain open until further notice, the Offeror shall give 14 days' notice in writing before closing the Offer

(ix) In any announcement of an extension of the Offer, the next expiry date will be stated

4.6 Revision of the Offer

(i) Where the terms of the Offer are revised, a written notification of the revised offer shall be despatched to all Holders, including those who have previously accepted the original Offer

(ii) Where the terms of the Offer are revised, all Holders who have accepted the original Offer prior to the revision of the same shall receive the revised consideration as consideration that is to be paid or provided for pursuant to the acceptance of the Offer

(iii) The Offer may not be revised after the 46th day from the date of despatch of the Offer Document or deemed despatch date of the Offer Document in the event there exists a competing offer document, whichever is later

4.7 Rights of Withdrawal by an Accepting Holder

(i) Subject to paragraphs (ii) and (iii) below, all acceptances of the Offer by a Holder **SHALL BE IRREVOCABLE**

(ii) If the Offeror fails to comply with any of the requirements set out in Section 4 10(i) of this Notice by the close of trading at Bursa Securities on the market day following the day on which the Offer is closed or following the day on which the Offer becomes or is declared unconditional as to the level of acceptances, is revised or extended ("Relevant Day"), any Holder who has accepted the Offer shall be entitled to withdraw his acceptance immediately thereafter

(iii) If the Offer is extended, the Accepting Holder is entitled to withdraw his acceptance after 21 days from the first closing date unless the Offer has become or is declared unconditional as to acceptances

(iv) Notwithstanding Section 4 7(ii) of this Notice, the SC may terminate the right of withdrawal by an Accepting Holder if:

(a) the Offeror has complied with the requirements set out in Section 4 10(i) of this Notice within 8 days from the Relevant Day where the expiry of the 8-day period from the Relevant Day shall not fall after the expiry of the 60th day from the date of despatch of the Offer Document; and

(b) the Offeror has confirmed in a statement by way of press notice that the Offer is unconditional as to the level of acceptances

However, the right of any person who has already withdrawn his acceptance under Section 4 7(ii) of this Notice shall not be prejudiced by the termination of such right of withdrawal by the SC

4.8 Withdrawal of Offer by the Offeror

The Offer may not be withdrawn by the Offeror without the prior written approval of the SC

4.9 Settlement

The settlement of the consideration to which any Accepting Holder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counter-claim or other analogous rights to which the Offeror may otherwise be, or claim to be, entitled against the said Accepting Holder This, however, is without prejudice to the Offeror's rights to make any claim against the Accepting Holder after such full settlement in respect of a breach of the warranty as set out in Section 4 4 of this Notice

The settlement of the Offer will be effected via the remittance in the form of cheques, banker's drafts and/or cashier's orders which will be despatched by ordinary mail to the Accepting Holders (or their designated agents, as they may direct) at their own risk in the following manner:

(i) For acceptances received on or before the day the Offer becomes or is declared unconditional as to acceptances ("Unconditional Date") and are deemed by the Offeror to be complete and valid in all respects in accordance with the terms and conditions in the Offer Document to be issued, the remittance will be despatched to the relevant Accepting Holders (or their designated agents as they may direct) within 21 days from the Unconditional Date; and

(ii) For acceptances received after the Unconditional Date, the settlement will be effected in the following manner:

(a) in respect of acceptances received and are deemed by the Offeror to be complete and valid in all respects in accordance with the terms and conditions in the Offer Document to be issued, the remittances will be despatched to the relevant Accepting Holders (or their designated agents as they may direct), within 21 days from the date of receipt of such acceptances; and

(b) in respect of acceptances that are supported by valid contract notes but are not accompanied by a complete and valid Depositor Copy of the Bursa Malaysia Depository Sdn Bhd ("Bursa Depository") Transfer of Securities Request Form (FTF010) duly verified and acknowledged by the Authorised Depository Agent/Authorised Direct Member ("ADA/ADM"), the remittances will be despatched to the relevant Accepting Holders (or their designated agents as they may direct) within 21 days from the date of receipt of the Depositor Copy of the Bursa Depository Transfer of Securities Request Form (FTF010) which is deemed by the Offeror to be complete and valid in all respects provided that the Depositor Copy of the Bursa Depository Transfer of Securities Request Form (FTF010) duly verified and acknowledged by the ADA/ADM are received no later than 5 days from the closing date of the Offer and in accordance with the terms and conditions in the Offer Document to be issued

4.10 Announcement of Acceptances

(i) The Offeror shall inform the SC and Bursa Securities and announce by way of press notice before the trading in the securities of LPF commences on the Bursa Securities on the Relevant Day:

(a) the position of the Offer, that is, as to whether the Offer is closed, revised or extended; and

(b) the total number of Offer Shares together with its percentage in the issued and paid-up capital of LPF:

(aa) for which acceptances under the Offer have been received after the date of despatch of the Offer Document;

(bb) held by the Offeror and the PAC at the time of despatch of the Offer Document; and

(cc) acquired or agreed to be acquired by the Offeror and the PAC during the period of the Offer

(ii) In computing the Offer Shares represented by acceptances, there may be included or excluded for announcement purposes, acceptances which are not in order in all respects or which are subject to verification

(iii) References to the making of an announcement or the giving of notice by the Offeror include the release of an announcement by CIMB on behalf of the Offeror, or its advertising agent(s) to the press or the delivery of or transmission by telex, facsimile or via Bursa Securities's Listing Information Network.

(iv) An announcement made otherwise than to Bursa Securities shall be notified simultaneously to Bursa Securities

4.11 General

(i) All communications, notices, documents and payments to be delivered or sent to the Holders or their designated agents, will be despatched by ordinary mail at their own risk Unless the contrary is proved, delivery of the communication/notice/document/ payment shall be presumed to be effected by properly addressing, prepaying and despatch by ordinary mail the communication/notice/document/payment and shall be presumed to have been effected at the time when the document would have been delivered in the ordinary course of the mail

(ii) The Offer and all acceptances received thereunder will be construed under and governed by Malaysian law, and the Offeror and the PAC and the Holders shall submit to the exclusive jurisdiction of the Courts of Malaysia

(iii) Holders may accept the Offer made to them in respect of all or part of their Offer Shares

(iv) Accidental omission to despatch the Offer Document to any person to whom the Offer is made shall not invalidate the Offer in any way

(v) All costs and expenses of or incidental to the preparation and circulation of the Offer Document (other than professional fees and other costs relating to the Offer incurred by LPF and other than the payment of any transfer, taxes, duties, costs, expenses or other requisite payments due in a jurisdiction outside of Malaysia if any, resulting from acceptances of the Offer) will be borne by the Offeror

(vi) The Form of Acceptance and Transfer which will accompany the Offer Document will contain provisions for the acceptance of the Offer and the transfer of the Offer Shares to the Offeror or its appointed nominees, instructions as to the completion of the Form of Acceptance and Transfer and other matters incidental to the acceptance of the Offer and the transfer of the Offer Shares No acknowledgement of the receipt of the Form of Acceptance and Transfer will be issued

5. *COMPULSORY ACQUISITION*

Section 34 of the SCA provides that where a take-over offer by an offeror to acquire all the shares or all the shares in any particular class or classes in an offeree has, within 4 months after the making of the take-over offer, been accepted by the shareholders of not less than nine-tenth ($^9/_{10}$) of the nominal value of those shares or of the shares of that class or classes (other than the shares already held at the date of the take-over offer by the offeror or by a nominee for or a related corporation of the offeror), the offeror may at any time within 2 months after the take-over offers has so been accepted, give notice to any dissenting shareholder that it desires to acquire his shares together with a statutory declaration by the offeror that the conditions for the giving of the notice are satisfied

In the event that the Offeror is able to obtain acceptances in respect of not less than nine-tenth ($^9/_{10}$) of the nominal value of the Offer Shares upon completion of the Offer (other than the LPF Shares already held at the date of the Offer by the Offeror or by a nominee for or a related corporation of the Offeror), the Offeror intends to invoke Section 34 of the SCA to compulsorily acquire any remaining Offer Shares from the Holders who have elected not to accept the Offer

6. LISTING STATUS OF LPF

Paragraph 8 15(1) of the Listing Requirements of Bursa Securities ("Listing Requirements") states that a listed issuer must ensure that at least 25% of its total listed shares are in the hands of a minimum of 1,000 public shareholders holding not less than 100 shares each

Although it is the general intention of the Offeror to retain the listing status of LPF on Bursa Securities so as to enable existing shareholders of LPF to continue to hold shares in a listed company, if the provisions under Paragraph 8 15(1) are not met, the Offeror cannot give any assurance that the listing status of LPF will be maintained

Paragraph 8 15(3) of the Listing Requirements further states that a listed issuer which fails to maintain the required shareholding spread shall be given 6 months from the date of notification by Bursa Securities, or such period which may be determined by Bursa Securities, to rectify the situation

In the event the public shareholding spread is equal to or below 10% of the total number of LPF Shares, Bursa Securities will suspend trading of the shares

In the event the Offeror is able to invoke Section 34 of the SCA to compulsorily acquire any remaining Offer Shares from the holders of the Offer Shares who have elected not to accept the Offer, the listing status of LPF will not be retained

7. DISCLOSURE OF INTEREST IN LPF

In accordance with Section 12(4)(c) and (d) of Part IV of the Code, the Offeror hereby confirms the following:

(i) As at the date of this Notice, the Offeror and the PAC is deemed interested in a total of 52,600,000 LPF Shares, representing approximately 46 0% of the issued and paid-up share capital of LPF

(ii) As at the date of this Notice, the Offeror and the PAC have not received any irrevocable undertakings from any of the Holders to accept the Offer

(iii) As at the date of this Notice, the Offeror and the PAC do not have any option to acquire any Offer Shares

(iv) As at the date of this Notice, there is no existing or proposed agreement, arrangement or understanding in relation to the Offer Shares between the Offeror and/or the PAC and the Holders

8. FINANCIAL RESOURCES OF THE OFFEROR

The Offeror and CIMB are reasonably satisfied that the Offer would not fail due to insufficient financial capability of the Offeror and that every Holder who wishes to accept the Offer will be paid in full

CIMB

9. RESPONSIBILITY STATEMENT

This Notice has been seen and the issue of this Notice has been approved by the Board of the Offeror, and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, there are no false or misleading statements or other material facts the omission of which would make any statement herein false or misleading

10. PUBLIC RELEASE

In accordance with the provisions of the Code, a copy of this Notice will be forwarded to the SC and Bursa Securities for public release

We would be grateful if you could acknowledge receipt of this Notice by signing and returning to us the duplicate of this Notice

Yours faithfully
for and on behalf of
COMMERCE INTERNATIONAL
MERCHANT BANKERS BERHAD

Ong Liang Heng
Deputy Head/ Director
Corporate Finance

Low Eng Kiat
Director
Corporate Finance

sec, us

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **18/04/2008 07:51:47 AM**
Submitted by **KUALA LUMPUR KEPONG** on **18/04/2008 10:36:37 AM**
Reference No **KLK-080418-315B6**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 18 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (18 Apr).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

18 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
17 April 2008	LPF	Buy	57,300	4.06

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

SEC/US

BURSA MALAYSIA

RECEIVED
2008 MAY 20 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/04/2008 07:59:10 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/04/2008 11:01:02 AM**
Reference No **KLK-080421-3C2C9**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 21 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (21 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

21 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
18 April 2008	LPF	Buy	647,100	4.14

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

SEC, us

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/04/2008 07:36:55 AM**
Submitted by **KUALA LUMPUR KEPONG** on **22/04/2008 10:52:46 AM**
Reference No **KLK-080422-1B90C**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 22 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (22 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

22 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
21 April 2008	LPF	Buy	43,000	4.14

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **23/04/2008 07:53:00 AM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **23/04/2008 11:09:10 AM**
Reference No **KLK-080423-33248**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 23 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (23 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

23 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
22 April 2008	LPF	Buy	327,000	4.14

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

SEC, US

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/04/2008 07:54:09 AM**
Submitted by **KUALA LUMPUR KEPONG** on **24/04/2008 11:05:31 AM**
Reference No **KLK-080424-34CDA**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 24 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (24 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

FOR PUBLIC RELEASE

24 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
23 April 2008	LPF	Buy	386,000	4.14

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

SEC, US

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **25/04/2008 08:07:10 AM**
Submitted by **KUALA LUMPUR KEPONG** on **25/04/2008 10:53:57 AM**
Reference No **KLK-080425-0A84A**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 25 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (25 Apr).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

FOR PUBLIC RELEASE

25 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
24 April 2008	LPF	Buy	3,000	4.14

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

F S/C → LSL for SEC, US

BURSA MALAYSIA

General Announcement

Submitted

Initiated by MB_CIMB on 25/04/2008 04:33:33 PM
Submitted by MB_CIMB on 25/04/2008 05:34:38 PM
Reference No MM-080425-59613
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	CIMB INVESTMENT BANK BERHAD
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	LENA BAN
*** Designation**	MANAGER
*** Contact number**	03-2084 8895
E-mail address	lena.ban@cimb.com

Type *

Announcement

Subject *:

KUALA LUMPUR KEPONG BERHAD ("KLK")

(A) (I) KUALA LUMPUR HIGH COURT SUIT D2-22-1033-2006

(II) FEDERAL COURT CIVIL APPEAL NO 02-16-2007(W) BY KLK/ABLINGTON HOLDINGS SDN BHD ("AHSB") AND FEDERAL COURT CIVIL APPEAL NO. 02-17-2007(W) BY AMBANK (M) BERHAD ("AMBANK")

(COLLECTIVELY REFERRED TO AS THE "CIVIL SUITS");

(B) CONDITIONAL TAKE-OVER OFFER BY AHSB TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
On 17 April 2008, we announced on behalf of AHSB/KLK that the Settlement Agreement entered into between KLK, AHSB, AmBank and Glamour Green Sdn Bhd for the out-of court settlement of the Civil Suits ("2nd Settlement Agreement") had become unconditional.

On behalf of AHSB/KLK, we wish to announce that the 2nd Settlement Agreement was completed on 24 April 2008

(This announcement is dated 25 April 2008)
Announcement Details :-
(This field is for the details of the announcement, if applicable)

SEC, US

BURSA MALAYSIA

RECEIVED
2008 MAY 20 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **28/04/2008 10:19:56 AM**
Submitted by **KUALA LUMPUR KEPONG** on **28/04/2008 10:35:17 AM**
Reference No **KLK-080428-CCFCB**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 28 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (28 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

FOR PUBLIC RELEASE

28 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
25 April 2008	LPF	Buy	203,400	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

SEC, us

Form Version 2 0

General Announcement

Initiated by MB_CIMB4 on 04/28/2008 06:10:47 PM
Submitted by MB_CIMB4 on 04/28/2008 06:34:05 PM
Reference No MM-080428-65447
(Submitted)

(*) Indicates a mandatory field. Please fill in all the necessary information.

*			Main Board/ Second Board Company
*			New Announcement
	Submitting Merchant Bank (If applicable)	:	CIMB INVESTMENT BANK BERHAD
	Submitting Secretarial Firm Name (If applicable)	:	
*	Company name	:	KUALA LUMPUR KEPONG BERHAD
*	Stock name	:	KLK
*	Stock code	:	2445
*	Contact person	:	LENA BAN
*	Designation	:	MANAGER
*	Contact number	:	03-2084 8895
	E-mail address	:	lena.ban@cimb.com
*	Type	:	Announcement
*	Subject :		

KUALA LUMPUR KEPONG BERHAD ("KLK")

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT ("OFFER")

* **Contents :-**

On behalf of AHSB/KLK, we wish to announce that as at 28 April 2008, AHSB and the persons acting in concert ("PAC") with it hold in aggregate, more than 50% of the total voting shares of LPF. Accordingly, the Offer has become unconditional as to the level of acceptances on 28 April 2008.

The detailed disclosure on the shareholding position of AHSB and its PAC as at 5.00 p.m. on 28 April 2008, in accordance with the requirement of Section 25(1) of the Malaysian Code on Take-Overs and Mergers 1998, are set out in the attached letter to the Board of Directors of LPF.

This announcement is dated 28 April 2008.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Ltr01-Unconditional.pd

CIMB

28 April 2008

By fax/courier

The Board of Directors
Ladang Perbadanan-Fima Berhad
No.10 Persiaran Gopeng Satu
31350 Ipoh
Perak Darul Ridzuan

Dear Sirs

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES OF LADANG PERBADANAN-FIMA BERHAD ("LPF") ("LPF SHARES") NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT ("OFFER")

On behalf of AHSB, we wish to inform the Board of Directors of LPF that as at 28 April 2008 (**"Unconditional Date"**), AHSB and the persons acting in concert (**"PAC"**) with it hold in aggregate, more than 50% of the total voting shares of LPF Accordingly, on 28 April 2008, the Offer has become unconditional as to the level of acceptances.

Details of the total number of voting shares held by AHSB and its PAC are as follows:

	Number of LPF Shares	% of issued and paid-up share capital of LPF
LPF Shares held by AHSB and its PAC as at 16 April 2008, being the latest practicable date prior to serving the Supplemental Notice of the Offer dated 17 April 2008 (**"Supplemental Notice"**)	18,819,100	16 47
LPF Shares acquired by AHSB under the Settlement Agreement dated 27 March 2008	36,524,000	31 95
LPF Shares acquired by AHSB and its PAC from the date of the Supplemental Notice up to the Unconditional Date	2,061,300	1 80
LPF Shares held by AHSB and its PAC as at the Unconditional Date	57,404,400	50.22

As at the Unconditional Date, the Offer Document in relation to the Offer has not yet been posted to the remaining shareholders of LPF.

CIMB Investment Bank Berhad (18417-M) ~~(formerly known as Commerce International Merchant Bankers Berhad)~~
(A Participating Organisation of Bursa Malaysia Securities Berhad)
10th Floor Bangunan CIMB Jalan Semantan Damansara Heights 50490 Kuala Lumpur P O Box 12362 50776 Kuala Lumpur Malaysia
Telephone (603) 2084 8888 Facsimile (603) 2084 8899 www.cimb.com

Should you have any queries, please contact us

Yours faithfully
for **CIMB Investment Bank Berhad**

Low Eng Kiat
Director
Corporate Finance

Kenneth Lee
Senior Manager
Corporate Finance

cc: *Encik Johan Abdullah – Bursa Malaysia Securities Berhad*
Encik Md Noor Abd Rahim – Securities Commission
The Editor - Business Times
The Editor - The Star
The Editor - Berita Harian
The Editor - Utusan Malaysia
The Editor - Nanyang Siang Pau
Bernama
Kuala Lumpur Kepong Berhad

SEC, US

BURSA MALAYSIA

General Announcement

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **29/04/2008 07:55:08 AM**
Submitted by **KUALA LUMPUR KEPONG** on **29/04/2008 10:51:35 AM**
Reference No **KLK-080429-36429**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 29 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (29 Apr).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

29 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
28 April 2008	LPF	Buy	394,500	4.173

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/04/2008 07:44:23 AM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **30/04/2008 11:04:39 AM**
Reference No **KLK-080430-267FB**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * **Announcement**

Subject *:

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 30 April 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (30 Apr 08).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my

FOR PUBLIC RELEASE

30 April 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

CONDITIONAL TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

We refer to the announcement made on 27 March 2008 wherein it was announced that, as a result of the 2nd Settlement Agreement entered into between Kuala Lumpur Kepong Berhad ("KLK"), AHSB, AmBank (M) Berhad and Glamour Green Sdn Bhd, AHSB will resume the process of making the conditional offer to the shareholders of LPF (via its notice dated 20 July 2006).

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in KLK and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
29 April 2008	LPF	Buy	25,000	4.16

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BEST AVAILABLE COPY

LJC/ska/LPF/ Disclosure of share/Latest

SECUS
RECEIVED

2008 MAY 20 P 1:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/04/2008 03:16:19 PM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **02/05/2008 10:27:12 AM**
Reference No **KLK-080430-7F260**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type * Announcement

Subject *: TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT
- DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 2 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
Disclosure of Dealings (2 May).pdf

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

2 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
30 April 2008	LPF	Buy	266,000	4.18

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[Fan Chee Kum]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **02/05/2008 07:58:11 AM**
Submitted
Submitted by **KUALA LUMPUR KEPONG** on **02/05/2008 05:09:58 PM**
Reference No **KLK-080502-3AB8C**
Form Version V3.0

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	KUALA LUMPUR KEPONG BERHAD ("KLK" OR "THE COMPANY") PROPOSED DISPOSAL OF 60% OF THE EQUITY INTEREST IN KL-KEPONG COCOA PRODUCTS SDN. BHD. ("KLKCP")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)

We refer to our earlier announcement on 31 March 2008, and wish to advise that KLK's disposal of 60% of the equity interest in KLKCP has been completed. Following the said disposal, KLKCP has ceased to be a subsidiary of KLK, but remains as an associated company.

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SEC, U?

BURSA MALAYSIA

General Announcement

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/05/2008 08:24:48 AM**
Submitted by **KUALA LUMPUR KEPONG** on **05/05/2008 10:53:04 AM**
Reference No **KLK-080503-2453F**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Type *	**Announcement**
Subject *:	TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad and LPF, which they have dealt in for their respective own account.

Attached is a letter dated 5 May 2008 to Bursa Malaysia Securities Berhad in relation to the disclosure of dealings in the shares of LPF by the persons set out in Section 32(3) of the Code, as required under the Code.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
Disclosure of Dealings (5 May).pdf

KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

FOR PUBLIC RELEASE

5 May 2008

To: Bursa Malaysia Securities Berhad
Attention: En. Johan Abdullah
(Fax : 03-2732 3263)

Securities Commission
Attention: En. Md Noor Abd Rahim
(Fax : 03-6201 5158)

TAKE-OVER OFFER BY ABLINGTON HOLDINGS SDN BHD ("AHSB") TO ACQUIRE THE REMAINING VOTING SHARES IN LADANG PERBADANAN-FIMA BERHAD ("LPF"), NOT ALREADY OWNED BY AHSB AND THE PERSONS ACTING IN CONCERT WITH IT - DISCLOSURE OF DEALINGS

Under Section 32(3) of the Malaysian Code on Take-Overs and Mergers, 1998 ("Code"), the persons listed therein are required to disclose the total number and price of all voting shares in Kuala Lumpur Kepong Berhad ("KLK") and LPF, which they have dealt in for their respective own account.

In accordance with Section 32(4) of the Code, we wish to announce that KLK has dealt in the following shares for its own account:

Date	Counter	Transaction	Quantity	Average Price RM
2 May 2008	LPF	Buy	320,000	4.18

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

c.c. The Editor, Business Times
(Fax No.: 03-2282 3001)

The Editor, The Star
(Fax No.: 03-7955 4039)

The Editor, Berita Harian
(Fax No.: 03-2282 2425)

The Editor, Utusan Malaysia
(Fax No.: 03-9223 6031 / 0957

The Editor, Nanyang Siang Pau
(Fax No.: 03-7872 6993 / 6800 / 6900)

Bernama (Fax No.: 03-2694 9636)

BURSA MALAYSIA

Change in Boardroom

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/04/2008 11:57:57 AM**
Submitted by **KUALA LUMPUR KEPONG** on **17/04/2008 12:54:24 PM**
Reference No **KL-080417-43077**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company	
Date of change *	01/05/2008
Type of change *	Appointment
Designation *	Chairman
Directorate *	Independent & Non Executive
Name *	R. M. Alias
Age *	75
Nationality *	Malaysian
Qualifications *	Bachelor of Arts (Honours) degree from University of Malaya, Singapore; Certificate in Public Administration from the Royal Institute of Public Administration, London; and Advanced Management Program at Harvard Business School, US.
Working experience and occupation *	Former Chairman of FELDA and Highlands & Lowlands Berhad. Former directorships in other listed companies inlcuded Kumpulan Guthrie Berhad, Malayan Banking Berhad and Sime Darby Berhad.
Directorship of public companies (if any) *	His directorships in other public companies include Batu Kawan Berhad and Cerebos Pacific Limited (Singapore). He is also a trustee of Tan Sri Lee Loy Seng Foundation and Yayasan KLK.
Family relationship with any director and/or major shareholder of the listed issuer *	None
Details of any interest in the securities of the listed issuer or its subsidiaries *	R. M. Alias' direct and indirect shareholdings in KLK are 337,500 shares and 4,500 shares respectively. He does not have any interest in the shares of KLK's subsidiaries.
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	Yes
Remarks	With effect from 1 May 2008, R. M. Alias will take over the role as Chairman of KLK from Dato' Seri Lee Oi Hian who will continue to be the Executive Director and CEO of KLK.

	The aforesaid appointment will result in a clear separation of the respective roles of Chairman and CEO as recommended as a best practice by the Malaysian Code on Corporate Governance.

SEC, LIS

BURSA MALAYSIA RECEIVED

Change in Boardroom

2008 MAY 20 P 1:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/04/2008 12:11:57 PM** **Submitted**
Submitted by **KUALA LUMPUR KEPONG** on **17/04/2008 12:54:23 PM**
Reference No **KL-080417-43917**
Form Version V3.0

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-241 7844
E-mail address	stanley.lim@klk.com.my

Part A : To be filled by Public Listed Company	
Date of change *	01/05/2008
Type of change *	Redesignation
Previous Position *	Chairman & Executive Director
New Position *	Director & Chief Exec. Officer
Directorate *	Executive
Name *	Dato' Seri Lee Oi Hian
Age *	57
Nationality *	Malaysian
Qualifications *	Bachelor of Agricultural Science (Honours) degree from the University of Malaya and Masters in Business Administration from Harvard Business School, US.
Working experience and occupation *	Dato' Seri Lee joined KLK in 1974 as an executive and was subsequently appointed to the Board in 1985. In 1993, he was appointed as the Group's Chairman/CEO.
Directorship of public companies (if any) *	Dato' Seri Lee is also Chairman of Batu Kawan Berhad and a director of Yule Catto & Co. plc. In addition to being the current Chairman of the Malaysian Palm Oil Council, he also serves as a trustee of Yayasan Tuanku Bainun, Perdana Leadership Foundation, Star Foundation, Tan Seri Lee Loy Seng Foundation and Yayasan KLK, and also as a board member of Royal Perak Golf Club Berhad.
Family relationship with any director and/or major shareholder of the listed issuer *	Brother of Dato' Lee Hau Hian, a Director of KLK. Dato' Seri Lee is deemed connected to Batu Kawan Berhad, a substantial shareholder of KLK.
Details of any interest in the securities of the listed issuer or its subsidiaries *	Dato' Seri Lee's direct and indirect shareholdings in KLK are 72,000 shares and 496,497,027 shares respectively. By virtue of his deemed substantial interest in the shares of KLK, Dato' Seri Lee is also deemed to have an interest in the shares of KLK subsidiaries to the extent of KLK's interest.
Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR *	Yes
Remarks	With effect from 1 May 2008, Dato' Seri Lee Oi Hian, currently the Chairman and

CEO will relinquish his Chairmanship role to R. M. Alias and will continue as Executive Director and CEO of KLK.

The aforesaid redesignation will result in a clear separation of the roles of Chairman and CEO as recommended as a best practice by the Malaysian Code on Corporate Governance.

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **09/04/2008 02:53:47 PM**
Submitted by **KUALA LUMPUR KEPONG** on **09/04/2008 04:34:44 PM**
Reference No **KLK-080409-5E213**
Form Version V3.0

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*07/03/2008	*30,000	
Acquired	01/04/2008	1,373,700	
Disposed	01/04/2008	100,000	
Disposed	01/04/2008	192,300	
Acquired	01/04/2008	18,000	
Acquired	01/04/2008	50,000	
Acquired	02/04/2008	401,600	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct

Direct (units)	100,385,400
Direct (%)	9.43
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	100,385,400
Date of notice *	02/04/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **11/04/2008 02:09:28 PM**
Submitted by **KUALA LUMPUR KEPONG** on **11/04/2008 05:42:23 PM**
Reference No **KLK-080411-1D35F**
Form Version V3.0

Company Information

New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Others	*31/03/2008	*50,000	
Acquired	03/04/2008	129,400	
Disposed	03/04/2008	161,700	
Acquired	03/04/2008	4,800	
Acquired	03/04/2008	100,000	
Acquired	04/04/2008	319,000	
Disposed	04/04/2008	317,100	

Description of other type of change *	Purchase of 50,000 shares managed by Portfolio Manager on 31.03.2008 was wrongly stated as 100,000 shares in EPF's Form 29B dated 31.03.2008 which was announced on 03.04.2008 (Ref. No. KLK-080403-48D0A)

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	100,409,800
Direct (%)	9.43
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	100,409,800
Date of notice *	04/04/2008
Remarks	fsc

Sec, us

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **15/04/2008 02:49:21 PM**
Submitted by **KUALA LUMPUR KEPONG** on **15/04/2008 04:42:55 PM**
Reference No **KLK-080415-57A30**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company	
Particulars of substantial Securities Holder	
Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*07/04/2008	*185,800	
Disposed	08/04/2008	500,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	100,095,600
Direct (%)	9.4
Indirect/deemed interest (units)	

Indirect/deemed interest (%)	
Total no of securities after change *	100,095,600
Date of notice *	08/04/2008
Remarks	
	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **17/04/2008 12:24:54 PM**
Submitted by **KUALA LUMPUR KEPONG** on **17/04/2008 04:10:59 PM**
Reference No **KLK-080417-840C0**
Form Version V3.0

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*09/04/2008	*500,000	
Acquired	09/04/2008	110,100	
Disposed	10/04/2008	1,000,000	
Acquired	10/04/2008	644,800	
Disposed	10/04/2008	43,400	

Circumstances by reason of which change has occurred *	Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	99,307,100

Direct (%)	9.32
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	99,307,100
Date of notice *	10/04/2008
Remarks	fsc

SEC, US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **21/04/2008 09:26:59 AM**
Submitted by **KUALA LUMPUR KEPONG** on **21/04/2008 04:34:02 PM**
Reference No **KLK-080421-7F6B1**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*11/04/2008	*1,000,000	
Disposed	11/04/2008	24,900	
Disposed	11/04/2008	36,600	
Disposed	11/04/2008	70,000	

Circumstances by reason of which change has occurred *	Sales of equity and Sales of equity managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	98,175,600
Direct (%)	9.22

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	98,175,600
Date of notice *	14/04/2008
Remarks	fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **22/04/2008 03:30:29 PM**
Submitted by **KUALA LUMPUR KEPONG** on **22/04/2008 04:29:46 PM**
Reference No **KLK-080422-93E72**
Form Version V3.0

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*14/04/2008	*80,000	
Acquired	15/04/2008	263,100	
Disposed	15/04/2008	20,000	
Acquired	16/04/2008	510,000	
Disposed	16/04/2008	192,500	

Circumstances by reason of which change has occurred *	Purchase of shares managed by Portfolio Manager, Sales of equity managed by Portfolio Manager, Purchase of shares on open market and Sales of equity
Nature of interest *	Direct
Direct (units)	98,816,200

Direct (%)	9.28
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	98,816,200
Date of notice *	16/04/2008
Remarks	fsc

SEC/US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **24/04/2008 03:14:07 PM**
Submitted by **KUALA LUMPUR KEPONG** on **24/04/2008 04:49:41 PM**
Reference No **KLK-080424-7BEEA**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Disposed	*16/04/2008	*5,000	
Acquired	17/04/2008	5,100	
Acquired	17/04/2008	211,600	
Disposed	17/04/2008	11,500	
Acquired	17/04/2008	500,000	
Acquired	17/04/2008	100,000	
Acquired	18/04/2008	500,000	
Disposed	18/04/2008	500,000	
Disposed	18/04/2008	250,000	
Disposed	18/04/2008	41,500	

Circumstances by reason of which change has occurred *	Sales of equity managed by Portfolio Manager, Purchase of shares on open market, Purchase of shares managed by Portfolio Manager and Sales of equity
Nature of interest *	Direct
Direct (units)	99,324,900
Direct (%)	9.33
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	99,324,900
Date of notice *	18/04/2008
Remarks	fsc

Secur

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **26/04/2008 11:32:25 AM**
Submitted by **KUALA LUMPUR KEPONG** on **28/04/2008 12:48:17 PM**
Reference No **KLK-080426-372BF**
Form Version V3.0

Submitted

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*21/04/2008	*1,000,000	
Disposed	21/04/2008	665,000	
Acquired	21/04/2008	500,000	
Acquired	22/04/2008	400,200	
Disposed	22/04/2008	285,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	100,275,100

Direct (%)	9.42
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	100,275,100
Date of notice *	22/04/2008
Remarks	
	fsc

BURSA MALAYSIA

RECEIVED
2008 MAY 20 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **30/04/2008 12:30:16 PM**
Submitted by **KUALA LUMPUR KEPONG** on **30/04/2008 02:02:57 PM**
Reference No **KLK-080430-8BEA3**
Form Version V3.0

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*23/04/2008	*771,700	
Disposed	23/04/2008	1,000,000	
Acquired	23/04/2008	250,000	
Acquired	24/04/2008	1,000,000	
Disposed	24/04/2008	255,800	
Disposed	24/04/2008	262,700	
Disposed	24/04/2008	50,000	
Acquired	24/04/2008	340,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager

Nature of interest *	Direct
Direct (units)	101,068,300
Direct (%)	9.49
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	101,068,300
Date of notice *	24/04/2008
Remarks	
	LSL

SEC/US

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Initiated by KUALA LUMPUR KEPONG - COMMON on 02/05/2008 12:37:35 PM
Submitted by KUALA LUMPUR KEPONG on 02/05/2008 03:44:26 PM
Reference No KLK-080502-96A08
Form Version V3.0

Submitted

Company Information

New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*25/04/2008	*1,237,400	
Disposed	25/04/2008	48,100	
Disposed	25/04/2008	260,100	
Acquired	25/04/2008	300,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity, Sales of equity managed by Portfolio Manager and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	102,297,500
Direct (%)	9.61
Indirect/deemed interest (units)	
Indirect/deemed interest (%)	

Total no of securities after change *	102,297,500
Date of notice *	25/04/2008
Remarks	

fsc

BURSA MALAYSIA

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted

Initiated by **KUALA LUMPUR KEPONG - COMMON** on **03/05/2008 12:13:04 PM**
Submitted by **KUALA LUMPUR KEPONG** on **05/05/2008 02:12:27 PM**
Reference No **KLK-080503-72B60**
Form Version V3.0

Company Information	
New Announcement	
Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	KUALA LUMPUR KEPONG BERHAD
*** Stock name**	KLK
*** Stock code**	2445
*** Contact person**	J. C. Lim
*** Designation**	Company Secretary
*** Contact number**	605-2417844
E-mail address	

Part A : To be filled by Public Listed Company

Particulars of substantial Securities Holder

Name *	Employees Provident Fund Board
Address *	Tingkat 19 Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
NRIC/passport no/company no. *	EPT ACT 1991
Nationality/country of incorporation *	Malaysia
Descriptions(class & nominal value) *	Ordinary Shares of RM1.00 each
Name & address of registered holder *	As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
*Acquired	*28/04/2008	*131,500	
Disposed	28/04/2008	270,000	
Acquired	28/04/2008	75,000	

Circumstances by reason of which change has occurred *	Purchase of shares on open market, Sales of equity and Purchase of shares managed by Portfolio Manager
Nature of interest *	Direct
Direct (units)	102,234,000
Direct (%)	9.6

Indirect/deemed interest (units)	
Indirect/deemed interest (%)	
Total no of securities after change *	102,234,000
Date of notice *	28/04/2008
Remarks	fsc

END